AB 4/1/06

SECURITIES AND EXCHANGE COMMISSION

06007434

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh, NC 27608
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Reynolds III 919/838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan, Pate & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

615 Oberlin Road, Ste 200 Raleigh, NC 27605
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Reynolds III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities, LLC, as of December 31, 2005, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dorothy Moravec
Notary Public-North Carolina
Wake County
My Commission Expires - 4/17/06

Signature

Member
Title

Dorothy Moravec
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members of
Triangle Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Triangle Securities, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen Company, LLP

February 21, 2006

Triangle Securities, LLC

Report on Audit of Financial Statements
for the year ended December 31, 2005

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 200
615 OBERLIN ROAD
RALEIGH, N.C. 27605

CONTENTS

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report

Board of Directors
Triangle Securities, LLC

We have audited the accompanying statement of financial condition of Triangle Securities, LLC as of December 31, 2005 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, LLP

February 21, 2006

TRIANGLE SECURITIES, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	88,307
Commissions receivable		12,753
Receivable from clearing organization		96,108
Note receivable from member		199,635
Investment securities		260,680
Customer list		1,221,800
Property and equipment (net of accumulated depreciation and amortization of $145,615)		147,930
Employee advances		1,471
Other assets		49,087
	$	2,077,771

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities	$	139,135
Commissions payable		15,397
Long-term note payable		41,588
Total liabilities		196,120
Members' equity:		
Member units, 2,637.5 units outstanding		1,881,651
Total members' equity		1,881,651
	$	2,077,771

The accompanying notes are an integral part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2005

Revenues:	
Commission income	$ 774,119
Investment advisory fees	1,932,836
Other	140,316
	2,847,271
Expenses:	
Compensation and related benefits	1,633,153
Commission expense	388,510
Clearing and execution charges	140,490
Occupancy and equipment rental	235,987
Communications	89,037
Consulting fees	81,187
Other operating expenses	263,926
	2,832,290
Operating income	14,981
Other income (expense):	
Interest income	20,209
Dividend income	131
Net realized/unrealized gains on investment securities	42,534
Loss on disposal of equipment	(1,596)
	61,278
Net income	$ 76,259

The accompanying notes are an integral part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

	Class A Members	Class B Member	Class C Members	Total Members' Equity
Balance at December 31, 2004	$ 30,392	$ 1,500,000	$ 450,000	$ 1,980,392
Redemption of membership interests	-	-	(175,000)	(175,000)
Conversion of membership interests Note 9	1,775,000	(1,500,000)	(275,000)	-
Net income	76,259	-	-	76,259
Balance at December 31, 2005	$ 1,881,651	$ -	$ -	$ 1,881,651

The accompanying notes are an integral
part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities		
Net income	$	76,259
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized and unrealized gains on investment securities		(42,534)
Depreciation and amortization		70,700
Loss on disposal of equipment		1,596
(Increase) decrease in assets:		
Commissions receivable		(12,753)
Receivable from clearing organization		86,109
Other assets		(29,197)
Increase (decrease) in liabilities:		
Bank overdraft		(737)
Accounts payable, accrued expenses and other liabilities		26,194
Commissions payable		(12,144)
Net cash provided by operating activities		163,493
Cash flows from investing activities:		
Proceeds from sales of investment securities		135,126
Payments received on note receivable from member		278,334
New loans - note receivable from member		(259,551)
Capital expenditures		(46,510)
Net cash provided by investing activities		107,399
Cash flows from financing activities:		
Principal payments on long-term obligations		(11,878)
Redemption of membership interests		(175,000)
Net cash used in financing activities		(186,878)
Net increase in cash		84,014
Cash and cash equivalents at beginning of year		4,293
Cash and cash equivalents at end of year	$	88,307
Supplemental disclosure of cash payments for:		
Interest	$	3,293

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Triangle Securities, LLC (the Company) is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from investment advisory fees and the sale of insurance and annuity contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management.

Receivable from Clearing Organization

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Commissions owed the Company from a clearing broker have been recorded as receivable from clearing organization.

Customer List

Intangible assets are reviewed annually for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. During 2005, the Company determined that, based on estimated future cash flows, the carrying amount of the customer list did not exceed its fair value. Accordingly, no impairment loss has been recognized during 2005.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using accelerated methods and straight-line methods over the estimated useful lives of the related assets, which are generally three to thirty-nine years are as follows:

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Leasehold Improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Expense

Advertising costs are expensed as incurred and totaled $24,955 for 2005.

Income Taxes

As a limited liability company, the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash equivalents totaling $82,079 at December 31, 2005 consist of short-term investments in money market funds maintained with a bank. At December 31, 2005 the Company had on deposit $36,245 with a bank in excess of federally insured amounts.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLES FROM CLEARING ORGANIZATIONS

Amounts receivable from the clearing organization at December 31, 2005, consist of the following:

Commissions	$ 45,001
Clearing deposit	50,145
Other	962
Total	$ 96,108

4. NOTE RECEIVABLE FROM MEMBER

The Company holds an unsecured note receivable of $199,635 at December 31, 2005 from a member of the Company. The note bears interest at 3.11% per annum, payable in annual installments of $66,545 including interest through December 2008. A balloon payment of unpaid principal and interest is due December 31, 2008.

5. INVESTMENT SECURITIES

Investment securities consist of municipal securities at quoted market values of $173,570. Investment securities also consist of equity securities and warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the equity securities and warrants at $70,310 and $16,800, respectively.

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2005:

Equipment	$ 122,926
Furniture	81,899
Vehicle	68,632
Leasehold Improvements	8,474
Software	11,614
	293,545
Less accumulated depreciation and amortization	145,615
Net	$ 147,930

Depreciation and amortization expense for 2005 was $68,571.

7. LONG-TERM NOTE PAYABLE

The long-term note payable totaling $41,588 at December 31, 2005 consists of a 4.79% note payable to a financial institution in monthly installments of $1,182 including interest through March 2009. This note is collateralized by a vehicle with a net book value of $32,943 at December 31, 2005.

7. LONG-TERM NOTE PAYABLE (Continued)

Maturities of long-term debt at December 31, 2005 are as follows:

2006	$ 12,459
2007	13,070
2008	13,710
2009	2,349
	$ 41,588

8. COMMITMENTS AND CONTINGENCIES

Clearing Agreement

On August 1, 2000 the Company entered into an agreement with another broker-dealer (Clearing broker-dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing broker-dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing broker-dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing broker-dealer on the Company's behalf. In consideration for introducing customers to the Clearing broker-dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing broker-dealer.

As part of the terms of the agreement between the Company and the Clearing broker-dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing broker-dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing broker-dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement is three years and is automatically renewed for additional one-year terms unless notification of termination by either party occurs. Under terms of the agreement the company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing broker-dealer. The deposit is included in receivable from clearing organization on the statement of financial condition. Also included in the agreement are monthly minimum charges and termination fees to be paid by the Company if this agreement is terminated prior to the end of the initial term.

Marketing Agreement

On January 1, 2005, the Company amended and restated a joint marketing agreement held with an equity member of the Company. The member will refer clients to the Company for asset management services for a five-year period. Pursuant to the terms of the agreement, the Company has agreed to pay the member the greater of (a) an annual fee of $12,500 or (b) 25% of aggregate investment commissions or investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the member. The fee is payable in quarterly installments. Either party may terminate the agreement after January 1, 2007 upon 90 days advance written notice to the other party.

8. COMMITMENTS AND CONTINGENCIES (Continued)

Marketing Agreement (Continued)

Effective December 31, 2005, this member sold it's interest in the Company to another member with no effect on the marketing agreement.

9. MEMBERS' EQUITY

On December 31, 2005, the Company adopted the Fourth Amended and Restated Operating Agreement. This agreement supersedes any and all prior agreements or dealings between parties.

Effective with this restatement, a new member was admitted to the Company and all outstanding classes of membership units were converted to one class. As of December 31, 2005, total outstanding units were 2,637.5.

A member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members.

Upon the death of any individual member, the member's units may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

For the year ended December 31, 2005, the Company's income and loss shall be allocated to the members as provided in the Third Operating Agreement.

Prior to December 31, 2005, the Company had three classes of membership interest: Series A Common Membership Interest; Series B Preferred Membership Interests; and Series C Convertible Preferred Membership Interests. According to the Second Amended and Restated Operating Agreement effective July 1, 2002 and the Third Amended and Restated Operating Agreement (Operating Agreement) effective February 8, 2005 the following were the rights, restrictions and privileges of each Membership Series:

> Series A Common Membership Interests – 7,500 interests are authorized and 2,000 interests are issued and outstanding. Ownership was limited to officers, employees and consultants of the Company or holders of other classes of membership interests authorized and electing to convert their ownership to Class A Membership Interests.
>
> Series B Preferred Membership Interests – 10,000 interests were authorized and 500 interests were issued and outstanding. The preferred return of this series was interest of 4% annually on the value of contributed capital. The 4% annual interest was only credited to the Member's capital account in years in which the Company has net income. However, any amounts not credited in loss years were cumulative to years where net income does occur.

9. MEMBERS' EQUITY (Continued)

Series C Preferred Convertible Membership Interests – 1,500 interests were authorized and 137.5 interests were issued and outstanding. At the option of the holder, each membership interest was convertible into the number of Series A Common Membership Interests as determined by dividing $2,000 by the applicable Series C Conversion Price as defined in the Operating Agreement. In addition, if certain conditions specified in the Operating Agreement occur, each Series C Preferred Convertible Interest may automatically be converted into Series A Common Interests. This series of membership interest also had the right of first refusal to purchase its pro rata share of all membership interests sold by the Company. In addition, for a thirty-day period beginning on May 1, 2005, each holder of Series C Preferred Convertible Interests may have required the Company to redeem all of their outstanding membership interests for an amount and under the conditions specified in the Operating Agreement.

Voting Rights

All series of membership interests were to be voted together as a single class and not as separate classes. Each Series C Member was entitled to the number of votes equal to the amount that the member would be entitled to cast if it had elected to convert its membership interest to a Series A Membership Interest. Each Series B Member had the same voting rights as Series C Members with the equivalent number of units.

Transferability of Membership Units

The transfer of each series of membership units was subject to restrictions, which are contained in the Operating Agreement.

Allocation of Profits, Gains and Losses

Subject to certain exceptions and adjustments stated in the Operating Agreement, operating and other losses are to be allocated, first to Series A Members until their aggregate capital account balances are zero and then to Series B and C Members pro rata, in proportion to each member's capital account, until their aggregate capital account balances are zero. All profits and gains are to be allocated: first to those members having losses allocated to their accounts in prior years or periods, in reverse order of the manner in which the losses were previously allocated; second to the Series B Member to the extent of any unpaid current and cumulative 4% Series B preferred return; third to each member account having received certain distributions; fourth to Series C Members, to the extent of their original capital contributions, less any distributions previously paid to them; and the remainder is to be allocated to Series A and Series C Members according to additional specified terms.

9. MEMBERS' EQUITY (Continued)

Other Items

Upon termination of the Company, Series B and C Membership Interests were to receive preference with respect to any unpaid Series B preferred 4% return and any unreturned capital contributions. In addition, approval of a majority of membership interests for certain actions specified in the Operating Agreement, such as any increase in the number of authorized units of any class of membership interest, any amendment to the operating agreement and any creation of a new class or series of membership interest. Other rights and restrictions of membership units were contained in the Operating Agreement.

Membership Interest Redemption Agreement

Pursuant to the Operating Agreement, effective May 1, 2005 and May 27, 2005, certain Series C members elected to sell their interests to the Company. In total, 87.5 units were redeemed at $2,000 per unit or $175,000.

Membership Interest Purchase Agreement

Pursuant to the Membership Interest Purchase Agreement, effective June 17, 2005 and December 31, 2005, certain Series C members elected to sell their interests to another member. In total, 137.5 units were sold at $2,000 per unit or $275,000.

10. LEASES

The Company leases their facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and provides for minimum annual rentals of $120,000 commencing June 1, 2003 and ending May 31, 2008. During 2005, the Company paid $120,000 in rent to this affiliated entity. The Company also paid all property taxes and insurance on this facility in accordance with the lease. These costs are included in the occupancy and equipment rental line item on the Statement of Income.

The Company also leases office equipment under a non-cancelable lease expiring in October 2010. Total office equipment rent expense for 2005 was $6,943 and is included in the occupancy and equipment rental line item on the Statement of Income.

Minimum future rental payments for all operating leases having remaining terms in excess of 1 year as of December 31, 2005 for each of the next 5 years are:

Year Ended December 31	Amount
2006	$ 124,200
2007	124,200
2008	54,200
2009	4,200
2010	3,150
Total	$ 309,950

11. RETIREMENT PLAN

In December 2000, the Company implemented a retirement plan under Section 401(k) of the Internal Revenue Code, which allows for employee contributions through salary reductions. The Company matches these contributions. The Company also has the option each year to make an "Employer Non-Elective Contribution." In 2005, matching and discretionary retirement contributions totaled $80,821.

12. SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2005. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $213,081, which was $163,081 in excess of its required net capital of $50,000. The Company's net capital ratio was .9 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers. As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

14. SUBSEQUENT EVENT

Effective January 1, 2006, the Company has elected to be treated as a S Corporation for income tax purposes. Income taxes will remain the responsibility of the individual members of the Company.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Computation of net capital:		
Total members' equity	$	1,881,651
Deductions:		
Non-allowable assets		1,646,273
Haircuts on securities		22,297
Net capital	$	213,081
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses and other liabilities	$	139,135
Commissions payable		15,397
Long-term note payable		41,588
Total aggregate indebtedness	$	196,120
Computation of Basic Net Capital Requirement		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	13,081
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	163,081
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	193,469
Ratio of aggregate indebtedness to net capital		0.9

- Continued -

TRIANGLE SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission (Continued)
As of December 31, 2005

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	252,855
Audit adjustments:		
Reclassify prepaid expenses		12,920
Record additional commissions receivable		9,503
Record additional accrued expenses		(39,206)
Other items, net		(846)
Net change in balances of nonallowable assets previously reported due to audit adjustments		(21,578)
Net change in haircut previously reported due to audit adjustments		(567)
Net capital per above	$	213,081